11 October 2006

REED ELSEVIER PLC
Block Listing Application

Application has been made to The UK Listing Authority and The London Stock Exchange for a block listing of 5,000,000 Ordinary shares of 12.5p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These shares are being reserved under a block listing and will be issued from time to time pursuant to the Reed Elsevier Group plc Executive Share Option Scheme (1993). When issued, the shares will rank pari passu with the existing Ordinary shares.